THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

BOND PERIOD EXTENSION

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that Declarations Item 2 is amended to specify the following Bond Period expiration date:

August 30, 2016

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 5

Policy Number: ICB 9300003-01

Named Insured: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: June 30, 2016